April 4, 2012

Securities and Exchange Commission

Divison of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention: Mara L. Ransom

Re:                             EQT Midstream Partners, LP

Registration Statement on Form S-1

Filed February 13, 2012

File No. 333-179487

Ladies and Gentlemen:

Set forth below are the responses of EQT Midstream Partners, LP (the “Partnership”) to the comments contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission, dated March 13, 2012, with respect to the above-captioned filing.

For your convenience, we have repeated in bold type the comments and requests for additional information exactly as set forth in the comment letter.  The Partnership’s response to each comment or request is set forth immediately below the text of the applicable comment or request.  The Partnership is concurrently filing Amendment No. 1 to the Form S-1 (the “Registration Statement”) via EDGAR.  Five marked copies of the amendment are included to facilitate your review.

General

1.                                      Please revise the registration statement to include all information required by Form S-1 and complete all blanks in the registration statement, subject to Securities Act Rule 430A.  Please also confirm to us your understanding that we will require sufficient time to review such information before declaring the registration statement effective.

Response:  We acknowledge the Staff’s comment and will undertake to provide in future amendments all information that we are not entitled to omit under Rule 430A.  We confirm our understanding that the Staff will require sufficient time to review such information prior to declaring the Registration Statement effective.

2.                                      Prior to the effectiveness of the registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has cleared the underwriting arrangements for the offering.

Response:  Prior to the effectiveness of the Registration Statement, we will provide the Staff with a copy of the letter from the Financial Industry Regulatory Authority, Inc. (“FINRA”) or arrange for a representative of FINRA to call a representative of the Staff to confirm that FINRA has completed its review and has no additional concerns with respect to any proposed underwriting arrangements.

3.                                      Please note that we may have comments on the legal and tax opinions and other exhibits once you file them, and we will need adequate time to review them before we will entertain a request to accelerate the effectiveness of the registration statement.

Response:  We acknowledge that the Staff needs adequate time to review all opinions and exhibits to the Registration Statement.  We undertake to file all omitted exhibits and opinions as soon as possible to allow adequate time for the Staff to review prior to our request to accelerate the effectiveness of the Registration Statement.

4.                                      Please provide us with copies of any artwork you intend to use as soon as possible for our review and comment.  Please keep in mind that we may have comments on these materials and you should consider waiting for further comments before printing and circulating any artwork.

Response:  Please see the logo on the front and back covers and the artwork located on the inside front cover page of the preliminary prospectus included in the Registration Statement.  These represent the only graphical materials or artwork that will be included in the preliminary and final prospectuses.

Table of Contents, page i

5.                                      In the first paragraph following the table of contents, please clarify that investors may also rely on information contained in any free writing prospectus, as such term is defined in Securities Act Rule 405, used in connection with the registration statement.  Please also provide a similar clarification in the third paragraph of “Where You Can Find More Information.”

Response:  We have revised the Registration Statement as requested.  Please see pages iv and 216.

Prospectus Summary, page 1

Business Strategies, page 3

6.                                      Please revise the second bullet point to clarify that EQT is under no obligation to share with you its knowledge of, and expertise in, the Marcellus Shale.  Please also make a similar revision in “Business—Business Strategies.”

Response:  We have revised the Registration Statement as requested.  Please see pages 3 and 129-130.

The Offering, page 12

7.                                      We note that as part of your use of the net proceeds from the offering contemplated by the registration statement, you intend to fund a cash distribution to EQT, in part for reimbursement of capital expenditures associated with your assets.  Please tell us your plans for the remaining cash distribution to EQT from the net offering proceeds.  As part of your response, please tell us your consideration for SAB Topic 1B.3.

Response:  As disclosed in the Registration Statement, the Partnership intends to use a portion of the net proceeds from this offering to fund a cash distribution to EQT.  A portion of such distribution is being made to reimburse EQT for certain capital expenditures made with respect to the initial assets of the Partnership.  The remainder of the distribution to EQT is being made, together with the issuance of common units and subordinated units to EQT, as consideration for the contribution by EQT of the balance of the initial assets of the Partnership.

In response to the Staff’s comment we have considered SAB Topic 1B.3 and have revised the unaudited pro forma financial statements in the Registration Statement to include pro forma per unit data giving effect to the number of units that the Partnership would have been required to issue to fund the distribution to EQT.  Please see pages F-6 and F-7.

Risk Factors, page 21

Risk Related to Our Business, page 21

Our future debt levels…, page 39

8.                                      Please quantify the amount of additional debt that you will have the ability to incur under your new revolving credit facility.

Response:  We acknowledge the Staff’s comment and supplementally advise the Staff that the Partnership is currently in negotiations with lenders regarding the terms of the new revolving credit facility.  We will update the Registration Statement to quantify the amount of additional debt that the Partnership will have the ability to incur in a subsequent filing.

Our Cash Distribution Policy and Restrictions on Distributions, page 60

Unaudited Pro Forma Cash Available for Distribution for the Year Ended December 31, 2010 and the Twelve Months Ended September 30, 2011, page 63

9.                                      We note your disclosure on page 159 that EQT reimburses you under an Omnibus Agreement for the payment of certain operating and direct expenses.  Please tell us how this agreement impacted your historical and projected cash tables.  If this agreement is not reflected in the tables, please explain to us the reasons for excluding the effects of this agreement.

Response:  We acknowledge the Staff’s comment and, in accordance with the telephone conversation held with Ms. Thompson and Mr. Niethamer on March 20, 2012, confirmed that the comment was intended to address reimbursements the Partnership makes to EQT under the Omnibus Agreement for the payment of certain operating and direct expenses, rather than reimbursements from EQT to the Partnership.  Except as specifically described in the Registration Statement with respect to certain indemnifications and certain long-term incentive compensation expenses, the operating and direct expenses for which the Partnership will reimburse EQT, the allocation methodologies under which the Partnership’s share of costs will be determined and the reimbursement mechanism by which the Partnership will repay EQT are consistent with the costs historically incurred by the predecessor and the methodologies utilized in historical periods.  As such, these costs are reflected in the historical and projected cash tables and are not impacted by the Omnibus Agreement.

Estimated Cash Available for Distribution for the Twelve Month Period Ending March 31, 2013, page 67

10.                               We note that the most recent period of historical financial statements included in this filing is the interim period ended September 30, 2011.  Please explain to us why you believe it is meaningful for your forward looking calculation of pro forma available cash to before the 12 months ended March 31, 2012. To the extent there is any seasonality in your business or the volumes are projected to increase or decrease materially, please explain to us the reason(s).  In addition, please provide us with your estimate of when you will request effectiveness for this filing and when you will close this offering and whether you plan on updating your forward looking pro forma information.

Response:  We have updated the Registration Statement such that the most recent period of historical financial statements are as of or for the year ended December 31, 2011.  We currently expect to commence marketing the proposed offering as soon as reasonably practicable following clearance of all material comments of the Staff to the Registration Statement.  The Partnership is hopeful of being able to market and close the offering prior to the stale date for the audited financial statements (May 14, 2012).  The Partnership believes that the most relevant forecast is the one that covers the first four quarterly distributions to be made to investors in the offering, which will be the distributions for the four quarters ending March 31, 2013.  We would not expect to roll the forecast period forward unless the offering is delayed beyond the stale date.

As disclosed on page 147 of the Registration Statement, because a high percentage of the Partnership’s revenues are derived from firm capacity reservation fees under long-term contracts, its revenues are not generally seasonal in nature, nor are they typically affected by weather and price volatility during the term of the contracts.  The forecast does not include material increases or decreases in projected volumes.  As disclosed on pages 70 and 71 of the Registration Statement, increased revenues during the forecast period are primarily attributable to continuing firm transmission capacity increases associated with contracts already in place.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 93

Factors and Trends Impacting Our Business, page 98

11.                               We note the risk factors on pages 26 and 38 regarding the impact that historically low natural gas prices could have on you.  Using the framework set forth in Section III.B of Release No. 33-6835 (May 18, 1989), please provide us with your analysis for why you have not described historically low natural gas prices as a known trend or uncertainty that will, or is reasonably likely to, have a material impact on your liquidity or results of operations.  See Item 303(a) of Regulation S-K and Instruction 3 to Item 303(1) of Regulation S-K.

Response:  In response to the Staff’s comment, we have revised the Registration Statement to provide disclosure regarding the impact of historically low natural gas prices as a known trend or uncertainty in Management’s Discussion and Analysis of Financial Condition and Results of Operations.  Please see page 101.

Liquidity and Capital Resources, page 105

Operating Activities, page 107

12.                               Please provide a more informative analysis and discussion of cash flows from operating activities, including changes in working capital components, for each period presented.  In doing so, please explain the underlying reasons and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows.  See Item 303(a) of Regulation S—K and Release No. 33-8350 (December 19, 2003).

Response:  We have revised the Registration Statement as requested.  Please see pages 106 through 107.

13.                               We note the disclosure on page 106 that your working capital requirements have been and will continue to be driven by certain factors including, but not limited to, changes in accounts receivable and accounts payable.  Please note that Instruction 5 to Item 303(a) of Regulation S-K provides for guidance on the discussion regarding a registrant’s short and long-term sources of and needs for, capital.  Codified FRC 501.03.a notes that generally, short-term liquidity and short-term capital resources cover cash needs up to twelve months into the future.  Please confirm to us whether your cash flows provided by operating activities will be sufficient to meet your operating requirements for the next twelve months and expand the disclosure in the registration statement accordingly.

Response:  We confirm to the Staff that the cash flows provided by operating activities and the borrowing capacity under our revolving credit facility will be sufficient to meet our operating requirements for the next twelve months.  The Registration Statement has been revised as requested.  Please see page 106.

Business, page 125

Competitive Strengths, page 127

14.                               Please briefly describe what you mean by balancing services in the fourth bullet point.

Response:  In response to the Staff’s comment, we have revised the Registration Statement to briefly describe the balancing services provided.  Please see page 128.

Our Relationship with EQT, page 129

15.                               You make several statements on page 131 regarding EQT’s operating plans in 2012 for the Jupiter, Saturn and Mercury gathering systems.  Please disclose your basis for these statements.  Please also disclose the basis for your expectation that EQT might develop in partnership with you additional midstream assets.  Please clarify, if correct, that notwithstanding your expectation, EQT is under no obligation to do so.

Response:  In response to the Staff’s comment, we have revised the disclosure to include the basis for these statements and expectations, and we have clarified that EQT is under no obligation to develop in partnership with us additional midstream assets.  Please see pages 129 and 131.

Management, page 149

Directors and Executive Officers of Our General Partner, page 150

16.                               With respect to Mr. Crawford and Ms. Bone, please disclose the principal business of Equitable Utilities and whether such company is affiliated with you.  See Item 401(e)(1) of Regulation S-K.

Response:  The Registration Statement has been revised as requested.  Please see page 151.

17.                               Please briefly discuss the specific experience, qualifications, attributes or skills that led to your general partner’s conclusion that Messrs. Porges, Conti, Crawford and Bone should serve as its directors.  See Item 401(e)(1) of Regulation S-K.

Response:  We acknowledge the Staff’s comment and, in accordance with the telephone conversation held with Mr. Lee on March 15, 2012, confirmed that the reference to Ms. Bone was intended to reference Mr. Gardner.  The Registration Statement has been revised to provide the requested information for each of the directors of the general partner.  Please see pages 150 to 151.

Committees of the Board of Directors, page 151

Conflicts Committee, page 151

18.                               It appears that your general partner will not have at least two independent members on its board of directors at the closing of the offering contemplated by the registration statement.  Accordingly, your general partner’s conflicts committee will not be operational at such time.  If correct, please disclose this fact in this subsection.  Please also disclose how your general partner intends to review and resolve matters that otherwise would have been reviewed and resolved by the conflicts committee during the period when the committee is not operational.  For example, we note the disclosure in “Certain Relationships and Related Transactions—Ominbus Agreement—Amendment and Termination” that prior approval of the conflicts committee is required for amendment or modification to the Omnibus Agreement that would be adverse in any material respect to holders of your common units.

Response:  As of the closing of the offering, we currently anticipate the general partner will have at least two independent directors on its board of directors.  We have revised the Registration Statement to reflect this updated information.  Please see pages 8 and 149.  As such, the conflicts committee will be operational at the closing of the offering and we do not believe any additional disclosure is required.

19.                               We note the statement that matters approved by the conflicts committee in good faith will be conclusively deemed to be not a breach by your general partner of any duties it may owe you or your unitholders.  Please revise your disclosure to clarify against which standard breach would be measured (e.g., the relevant provision of the partnership agreement) and disclose the rights and remedies of unitholders to bring action against your general partner for its failure to act in good faith, when acting in its capacity as your general partner, when your general partner’s decision was approved by the conflicts committee.

Response:  The Registration Statement has been revised as requested.  Please see page 152.

Certain Relationships and Related Transactions, page 158

Distributions and Payments to Our General Partner and Its Affiliates, page 158

Formation Stage, page 158

20.                               Please confirm to us that you will disclose the amount of common units and subordinated units to be beneficially owned by your general partner and its affiliates after the completion of the offering contemplated by the registration statement and the percentage of outstanding common units and subordinated units, respectively, represented by such amounts.

Response:  We acknowledge the Staff’s comment and confirm that we will disclose the requested information in a subsequent amendment to the Registration Statement.

Contracts with Affiliates, page 161

21.                               Please disclose the following information for your last three completed fiscal years.  See Item 404(a)(4) of Regulation S-K and Instruction 1 to Item 404 of Regulation S-K.

•                                          Percentage of natural gas throughput on our transmission system accounted for by agreements with EQT.

•                                          Percentage of transmission revenues accounted for by transportation agreements with EQT.

•                                          Percentage of storage revenues accounted for by agreements with EQT.

•                                          Percentage of gathering throughput accounted for by agreements with EQT.

•                                          Percentage of gathering revenues accounted for by agreements with EQT.

Response:  The Registration Statement has been revised as requested.  Please see pages 164 and 165.

Review, Approval or Ratification of Transactions with Related Persons, page 164

22.                               Please disclose the categories of persons that you anticipate will be included in the term “related persons.”  Please also disclose, or cross-reference to disclosure of, the anticipated role of the conflict committee for the review, approval and ratification of transactions with related persons.  See Item 404(b) of Regulation S-K.

Response:  We acknowledge the Staff’s comment and supplementally advise the Staff that we are in the process of finalizing the related persons transaction policy.  We confirm that we will disclose the requested information in a subsequent amendment to the Registration Statement.

Conflicts of Interest and Fiduciary Duties, page 165

Conflicts of Interest, page 165

23.                               We note the statement in the second sentence of the second paragraph that your general partner may, but is not required to, seek approval from the conflicts committee to resolve conflicts.  Please disclose how your general partner’s board of directors will decide whether to seek approval from the conflicts committee.  If it does not have a procedure or will decide on a case-by-case basis, then please include a statement to such effect.

Response:  The Registration Statement has been revised as requested.  Please see page 167.

Units Eligible for Future Sale, page 190

24.                               Please discuss the following amounts as of the anticipated closing date of the offering contemplated by the registration statement.  See Item 201(1)(2)(ii) of Regulation S-K.

•                                          The amount of common units eligible for resale pursuant to Securities Act Rule 144.

•                                          The amount of common units that you have agreed to register for sale for your general partner and its affiliates under your partnership agreement.

Response:  The Registration Statement has been revised to include placeholders for the requested information.  Please see page 190.  We will provide the specific amounts of common units, once available, in a subsequent amendment to the Registration Statement.

Forward-Looking Statements, page 218

25.                               Please explain to us the legal basis for your express disclaimer in the last sentence on page 219 of any obligation to update or revise forward-looking statements.

Response:  In response to the Staff’s comment, we have revised the disclosure to clarify that we will update forward-looking statements as required by applicable securities laws.  Please see page 219.

EQT Midstream Partners Predecessor Financial Statements, page F-8

Notes to Unaudited Financial Statements, page F-30

Note 9. Subsequent Event Disclosure, page F-35

26.                               We note disclosure here and elsewhere in the prospectus that at the closing of the offering contemplated by the registration statement, you will transfer ownership of the Sunrise Pipeline to EQT and then enter into a capital lease with EQT for the lease of the Sunrise Pipeline, which you will operate.  Please tell us how you intend to account for this apparent sale and leaseback transaction including a detailed description of the authoritative accounting literature relied upon.

Response:  We acknowledge the Staff’s comment and, in accordance with the telephone conversation held with Ms. Thompson and Mr. Niethamer on March 20, 2012, supplementally provide the Staff with the following background information regarding the transfer of the Sunrise Pipeline and our accounting treatment of the lease transaction. On January 27, 2011, Equitrans LP (“Equitrans”) filed an application with the Federal Energy Regulatory Commission (“FERC”) for a certificate of public convenience and necessity authorizing the construction of Equitrans’ “Sunrise Pipeline,” which includes the construction of expansion pipeline and compression facilities on the Equitrans mainline transmission system in West Virginia and Pennsylvania.  On July 21, 2011, the FERC issued an order in Docket No. CP11-68-000 issuing the requested certificate (the “Certificate”).  In its order approving the Certificate, the FERC approved incremental rates for service on the Sunrise Pipeline facilities (i.e., a rate separate from the rate paid for service on Equitrans’ other mainline facilities).  Also, to support its application, Equitrans filed several precedent agreements with future shippers on the Sunrise Pipeline facilities.  The order granting the Certificate requires Equitrans to execute transportation service agreements with all of these shippers in the quantities set forth in their respective precedent agreements.

As required by the Certificate, Equitrans has received separate authorization from the FERC staff to proceed with construction of all of the Sunrise Pipeline, and is currently engaged in constructing the Sunrise Pipeline.  We anticipate that all construction will be completed by the third quarter of 2012.  EQT wishes to exclude the Sunrise Pipeline assets from the Partnership because the Sunrise Pipeline is still under construction, and as a result EQT would not receive full value for these assets.  Therefore, prior to the consummation of the initial public offering and upon receipt of approval from the FERC, Equitrans intends to distribute all of the construction in progress on the Sunrise Pipeline to the parent entities of Equitrans.  These entities will transfer the assets to Sunrise Pipeline, LLC (“Sunrise”), a wholly-owned subsidiary of EQT.  Sunrise will complete the construction of the Sunrise Pipeline. Sunrise will also lease the assets to Equitrans, which will operate and market the capacity on the assets. Once construction is complete, Equitrans is obligated to make lease payments in accordance with the terms of the lease. The lease was established by the companies to allow the Sunrise Pipeline to be excluded from the assets to be transferred to the Partnership but continue to be marketed and operated by Equitrans as a part of its existing tariff and pursuant to existing customer contracts. In order to provide additional assurance that

Equitrans’ customers were not harmed by the lease arrangement, the lease payments are structured to provide that Equitrans pays to Sunrise the lesser of: (1) the net revenues generated from the Sunrise Pipeline minus operating costs incurred; or (2) the regulated cost of service calculated for the Sunrise Pipeline for each period. As a result of this payment structure, the Sunrise Pipeline will have no net profit/loss impact on the Partnership until reservation revenues less operating costs exceed the cost of service. The column labeled “Adjustments to exclude Sunrise Pipeline” on the forecast of Estimated Cash Available for Distribution on page 68 of the Registration Statement is included to ensure that this is clear to investors.

We considered the sale-leaseback guidance in ASC 840-40 with regard to the distribution of the Sunrise Pipeline to Equitrans’ parent entities and the lease of the Sunrise Pipeline from Sunrise but determined the proposed transactions do not qualify as a sale leaseback because there is no payment from EQT to Equitrans for the Sunrise Pipeline.  Thus, there are no payment terms or provisions to “adequately demonstrate the buyer-lessor’s initial and continuing investment in the property” as required by ASC 840-40-25-9.

Rather, the distribution of the Sunrise Pipeline from Equitrans to its parent entities is a non-reciprocal transfer from Equitrans to its owners to be accounted for under ASC 845-10-30-10.  This transaction does not qualify as a spinoff as the Sunrise Pipeline is not a business as defined in the ASC Master Glossary because it is still under construction and thus not capable of being managed to provide a return.  In accordance with paragraph 10, “other nonreciprocal transfers of nonmonetary assets to owners shall be accounted for at fair value if the fair value of the nonmonetary asset distributed is objectively measurable and would be clearly realizable to the distributing entity in an outright sale at or near the time of the distribution.”  We determined that the fair value of the Sunrise Pipeline at the time of distribution will be best measured by the replacement value which approximates the book value given the ongoing construction of the asset at time of transfer.  Therefore Equitrans will recognize no gain or loss on the transfer of the Sunrise Pipeline and will record the removal of the assets through retained earnings as it represents a dividend to Equitrans’ parent entities.

The lease of the Sunrise Pipeline by Equitrans will meet all of the criteria to qualify as a lease under ASC 840-10-15.  Further, the present value of the minimum lease payments exceeds ninety percent of the fair value of the leased property; as such, the lease will be a capital lease under ASC 840-10-25 and will be accounted for in accordance with the guidance in ASC 840-30 relative to lessee accounting for capital leases under the financing method.  In accordance with this guidance, the capitalized asset and lease obligation will be established at a value equivalent to the present value of the minimum lease payments, interest will be accrued on the outstanding obligation, and the lease asset will be depreciated.  If the Sunrise Pipeline is still under construction at the time Equitrans enters into the lease, the asset and obligation will be recorded at the lesser of the cost of construction to date or the present value of future minimum lease payments. As construction is completed, the asset and obligation will be re-valued. Once the construction of the Sunrise Pipeline is complete, the asset and obligation will be valued at the lesser of the total construction cost or the present value of future minimum lease payments, lease payments will begin and the leased asset will be placed in service and depreciated.

Item 17.  Undertakings, page II-2

27.                               Please include the undertaking set forth in Item 512(a)(5)(ii) of Regulation S-K.

Response:  We have revised the Registration Statement to include the undertaking set forth in Item 512(a)(5)(ii) of Regulation S-K.  Please see page II-3.

If you have any questions with respect to the foregoing responses or require further information, please contact the undersigned at (412) 553-5785 or Laura Tyson of Baker Botts L.L.P. at (512) 322-2556.

Very truly yours,

EQT MIDSTREAM PARTNERS, LP

By:	/s/ Theresa Z. Bone
Theresa Z. Bone, Vice President and
Principal Accounting Officer

Enclosures

cc:                                Josh Davidson, Baker Botts L.L.P.

Laura Tyson, Baker Botts L.L.P.

David Oelman, Vinson & Elkins L.L.P.

Jason Niethamer

Jennifer Thompson

Charles Lee

Dietrich King